Exhibit 13.15

Forward-looking statements

This communication contains forward-looking statements that are based on our beliefs and assumptions and on information currently available to us. In some cases, you can identify forward-looking statements by the following words: “will,” “expect,” “would,” “intend,” “believe,” or other comparable terminology. Forward-looking statements in this document include, but are not limited to, statements about our future financial performance, our business plan, our market opportunities and beliefs and objectives for future operations. These statements involve risks, uncertainties, assumptions and other factors that may cause actual results or performance to be materially different. More information on the factors, risks and uncertainties that could cause or contribute to such differences is included in our filings with the Securities and Exchange Commission, including in the “Risk Factors” and “Management’s Discussion & Analysis” sections of our offering statement on Form 1-A. We cannot assure you that the forward-looking statements will prove to be accurate. These forward-looking statements speak only as of the date hereof. We disclaim any obligation to update these forward-looking statements

Testing the Waters

This communication may be deemed “testing the waters” material under Regulation A under the Securities Act of 1933. We are not under any obligation to complete an offering under Regulation A. We will only be able to make sales after the Securities and Exchange Commission (SEC) has qualified the offering statement that we have filed with the SEC. The information in that offering statement will be more complete than the information we are providing now, and could differ in important ways. You must read the documents filed with the SEC before investing. No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement filed by the company with the SEC has been qualified by the SEC. Any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of acceptance given after the date of qualification. An indication of interest involves no obligation or commitment of any kind. Any person interested in investing in any offering of Exodus’s Class A common stock should review our disclosures and the publicly filed offering statement and the preliminary offering circular that is part of that offering statement at https://www.sec.gov/Archives/edgar/data/1821534/000114036121008799/nt10013846x10_1aa.htm. Exodus is not registered, licensed or supervised as a broker dealer or investment adviser by the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA) or any other financial regulatory authority or licensed to provide any financial advice or services.

No offer to sell securities or solicitation of an offer to buy securities is being made in any state where such offer or sale is not permitted under the blue sky or state securities laws thereof.  No offering is being made to individual investors unless and until the offering has been registered in that state or an exemption from registration exists.  Exodus intends to complete an offering under Tier 2 of Regulation A and as such intends to be exempted from state registration pursuant to federal law. Although an exemption from registration under state law may be available, Exodus may still be required to provide a notice filing and pay a fee in individual states. No offer to sell securities or solicitation of an offer to buy securities is being made in any international jurisdiction where such offer or sale is not permitted under the securities laws thereof.  No offering is being made to individual investors unless and until the offering has been approved by a competent authority in such international jurisdiction or is made in accordance with an exemption from the relevant international jurisdiction’s securities laws.

Transcript of Pomp Podcast Interview, March 16, 2021

Pomp:          Hey guys, what's up? I'm so excited for you to watch this interview. Before we get into this interview, I want to talk about our sponsor, Prime XBT. If you're trading bitcoin, you got to be using Prime XBT. Not only do they have global markets available to anyone, but they also have great execution, low fees, and an amazing user interface. The best part about Prime XBT, is that you can also follow some of the best traders of the world. You go on, you find someone who you think is smart, and you can literally just follow their trades when they execute something, your portfolio executes the same. And if you think you're one of the best traders in the world, then you can simply go on there and have people follow you, and you can earn a little extra income by having those followers. So, if you're trading bitcoin anywhere in the world, you got to use Prime XBT. They've won multiple awards for being one of the best trading platforms in crypto. You can trade spot markets, or even use margin. So, go on over to use Prime XPT. You can go to the description and click on the link there. Alright, let's get into this episode today, I really hope you guys enjoy this one.

Pomp:          Alright guys, bang bang. Got JP here with me, thank you so much for doing this, man.

JP:                Hey, thanks a lot Pomp for having me on.

Pomp:          Absolutely. I'm super excited to go over all this stuff. Let's just start with your background, before you ever knew what bitcoin cryptocurrencies were, where were you born, where did you grow up and kind of what you do.

JP:                Yes, so let me just start with our name Exodus. I think it's really important for listeners is that, our name, Exodus, is an escape from the traditional financial system .And the reason that is so important is because money, the most important commodity, is controlled by centralized institutions. And so, we felt the need to build software to empower people to control their own wealth. And to date, we have a million customers and we're on track to do 100 million dollars in revenue this year. And if you contrast that to where I was in 2015, I was broke, I only had a few thousand dollars in my checking account. There's kind of a little funny story surrounding this, I had this old shitty Toyota Camry. Her name was Goldie and she was sitting outside the front of my house. The car got hit twice in the same day and the insurance company didn't love Goldie as much as I loved Goldie. I was fortunate enough that that money that the insurance company paid out gave me a little bit of fuel to survive to actually raise money for Exodus. But before all that, my background is I'm a Software Engineer, born and raised in Nebraska. I witnessed what happened with the financial crisis, in the transition there, and then into Mt. Gox and the failures with Mt. Gox and how it was difficult to use and it wasn't safe or secure and so this is the kind of origin of how this all got started.

Pomp:          Yeah, so let's talk a little bit about kind of growing up in the Midwest. Most people who listen to this are going to be either international or live on one of the coasts. When you think about the Midwest kind of childhood, what are some of the things that stick out to you as advantages having grown up there?

JP:                Yeah, so the Midwest is really known for having a strong work ethic and that's how a lot of people around here are. People work really hard but we knew that to build a company that has a decentralized future, that we were going to have to build a company that is 100% remote and pays salaries 100 percent in Bitcoin, and that was one of our secret weapons early on is that we were able to despite the fact that my co-founder Daniel, who is the design guru early on. He's got design experiences from Disney, Apple, BMW, Nike and Louis Vuitton to name a few. Knowing that early on that we wanted to build a tech company quickly and so we're like let's pay salaries in Bitcoin and 100 percent of the salaries and we could recruit from all over the world and that's how we got started, that's how we were able to move so quickly.

Pomp:          What was the original impetus for Exodus? What was the idea, how did you come up with it and how did you get started?

JP:                With watching again with Mt. Gox and how difficult it was to use and knowing that it's not safe, because you know, the hacks and then seeing that the biggest companies coin based finance, they're all centralized and we see a future where it's completely decentralized. So that's where this really started. I actually built a Bitcoin Wallet called Coinbolt. It was in the early days, back in 2014. I quit my day job at a biotech company and I was pitching Coinbolt and somebody told me that it looked like basically a five year old designed it, and I knew that I needed to improve my design abilities. That's where I met Daniel and he had that same shared ethos of let's build something that people can control their own wealth. We did something different because Coinbolt was originally just on the mobile phone and we thought, well, let's actually build Exodus. We know that people love to manage a portfolio of cryptocurrency. People love to trade cryptocurrency, let's built it on the desktop because in this moment time about 2015, is when most people were trading on the desktop and so, that's where we got started. Our first investor, Eric Vorhees, a lot of people don't know this at this moment in time but, they've been in Denver Colorado which is right next to Nebraska It's about a seven or eight hour drive so my co-founder Daniel and I, we would get in the car, we would drive out to Denver and we would sit with Eric and then we'd drive back in the same day because we didn't have the money to stay in a hotel and so that's how we got started here.

Pomp:           I love it. When you started, you guys wanted to build this desktop wallet. What you did you build for, was it just Bitcoin, was it for kind of all different types of assets, how were you thinking about?

JP:               The early version was just Bitcoin, Litecoin and Dodgecoin and that's it. That's really all there, I mean, there was a few other ones like Namecoin and maybe just a few other ones. I remember one when Dash was released. Dash was starting to become popular and then of course Ethereum. That was one of the biggest, so we brought in Ethereum and Dash real quickly and those were the two assets in 2017, it was actually February of 2017. It was just Daniel, myself and then a couple other engineers. We made $3,000 that month February 2017, and we're like we might have a business, but it was then march of 2017 where we made $70,000 and we're like oh yeah, we got a business and it was because of people's interest in Dash and Ethereum.

Pomp:          When you think through kind of the product suite today, so you go from kind of a single wallet type functionality on desktop that supports you know, three of four different cryptocurrencies today. You've got an entire ecosystem that you're building out. Walk us through that product suite and what users can do with the product.

JP:                Desktop was where it all started and it's just simply to send, receive and exchange cryptocurrency and of course, early on as you would expect, we got so much demand for a mobile app and we knew we would always build a mobile app but we thought let's built desktop as a stable base because that's where people are trading. But over time, after we stabilized the back end infrastructure, we got to the 2017 bull run, we stabilized the infrastructure, we knew that we had to bring in additional features and two of the biggest ones is first of all, we brought in tracer support. We knew that there were a lot of people out there that wanted to secure their cryptocurrency in a way where they didn't have a worry and they were very comfortable with a hardware wallet, so we brought in tracer support. And then around that same time, we also released the mobile app. This way allows people to view their portfolio on the go and today the product suite has really evolved out into, we've started thinking about how can we make it easy for people to buy cryptocurrency and so we introduced apple pay support inside the mobile wallet. A person can download Exodus on the iPhone and they can have bitcoin in their wallet in less than two minutes and so that's a very big popular feature for people and then in addition to that, there's a lot of small things that people aren't thinking about that we've brought into Exodus that are really useful once people start using it. So a recent feature that was introduced is the notion of having multiple portfolios on the desktop and then actually have it magically sync with the mobile. You can name a portfolio on the desktop and it magically shows up with the same name on the mobile and desktop and so that's kind of what we brought in and beyond that, we really are passionate about eventually making D5 easy to use. That's going to be really important for the ecosystem. You know, making NFT's easy. I mean, NFT's are really hot and popular right now but there's so on all these different websites and still with the Ethereum gas fees, there's a lot of complications. That’s how we're thinking about making easy to use.

Pomp:          So, JP, one of the things that I want to talk about, you guys have kind of three core ideas kind of as you guys keep pushing forward and one of them is that there's going to be continued distrust in these centralized institutions, maybe help us understand kind of what you mean by that and how you see that playing out?

JP:                Yeah, absolutely. So, I mean if you go back to the 2008 financial crisis, you had a majority of Americans saying let them fail, let them fail and both political parties went against the American populace and were in support of bailouts for these banks. And so, I think that's where the origin really started and then if you look at the presidential election of 2016 or the presidential election of 2020 doesn’t matter which side you're on, either side thought the other side stole the election and so now you have a majority of people in America who are starting to think is the electoral process in favor of me as an American? I just saw a statistic yesterday, it said for the first time more than 50 percent of people identify as Independent not either party and so then if we look at kind of what happened with AWS and some of the issues with Parlor. And if we look at RobinHood and Gamestop, I mean that was the most recent one where people were just like are you kidding me that RobinHood is doing this? And so I think these sorts of things are going to continue and it's only going to cause more distrust with people and not to mention that the biggest and most obvious one is the Federal Reserve saying hey we're going to print 1.9 trillion dollars whether you like it or not and so people are starting to look for alternatives and rightfully so.

Pomp:          Yeah and it feels like a lot of the centralized entities part of the problem is that they are human led. There's you know, emotion, there's greed, there's fear, there's just mismanagement and so in a lot of these decentralized products what you get is you just get algorithmic governance right or you get true governance by the people and it feels like that's just a solution that people are getting more and more comfortable with?

JP:                Absolutely, I completely agree with that. With the rise of D5 right now, it's still very complicated but there's so much interest in these systems and protocols because of the promise that they offer if we take a look at you know, the lending platforms whether its compound or _____, you know, taking a loan out on the blockchain is really cool. It's just difficult to use today.

Pomp:          Yeah, and then you start to think through, kind of defy in general, I know another thing that you're really focused on is the idea that more and more people are going to flock to decentralized financial applications. Sounds like you're probably less religious about where exactly that's going to happen from the kind of tribal wars of different blockchains. But more so just like the decentralized financial applications will be the standard, they will become more popular over time. And so, you at Exodus, want to figure out how to kind of serve as an interface and a connectivity point to wherever the market adopts those applications?

JP:                That's exactly right. This last summer, we had an integration with Compound Finance and then Sport X. A lot of people haven't heard the name Sport X but it's a really cool decentralized betting platform, sports betting platform and so we had integrations on both these platforms and they're both built on Ethereum. And so, we all know what's happened with Ethereum and the rise of the gas prices and if you're going to put a 40 or 50 bet down in a game and you've got to pay 30 or 40 on gas fees, you're just not going to do it and so for us, you know, we don't have a horse in the race whether it's Ethereum or some other blockchain but we just want a blockchain that people find useful and it's cost efficient and it just works for the average person.

Pomp:          One of the things that really stands out about your product and I know it's a third focus for you is the user experience right, with the user interface, it's absolutely gorgeous and I think that it rivals what people would expect in a non-crypto product right? So if you had a consumer product in the traditional world that you looked at, you said wow that's really pretty, I like the way that it just works. It seems like you guys have been able to take the best of that design world and bring it into crypto and the Bitcoin ecosystem where frankly a lot of the design leaves a lot to be desired in many cases.

JP:                Absolutely, so everything that we do, we do with the product and customer experience in mind. In fact, there's a little story here that kind of represents this we call this the bar test or the pub test and I remember back in, it was I think around 2017 or so, a friend asked me, like hey JP, I want to get into cryptocurrency, which wallet should I use and so at this moment in time, we didn't have a mobile wallet but you know we're sitting in a bar and we're having some drinks and I'm like okay. Let's start downloading mobile wallets and so we started going one by one through all of them and all of them required a major ceremony at the beginning to get started. Write down your 12 word phrase and do all kinds of things that a person in a bar shouldn't have to do and so we're thinking like okay, let's think about the product experience. Let's think about the customer experience, how can we get a person to get started as soon as possible. And how, beyond that, how does a person feel when they use the product, and that's what we call emotionally driven design. When we think about feelings, how a person feels when they use the product and you can see that everywhere in the product.

Pomp:          Absolutely. When you start thinking through that product iteration moving forward, what are the things that you want to add to it or improve over time?

JP:                So one of the things that we've done recently, this was just announced on Friday. We filed with the SEC so that we could offer our common stock on the blockchain directly inside of Exodus and so this allows a person to download x's, share in our success and use and buy our stock only with cryptocurrency. whether it's Bitcoin Ethereum or USDC, and do this all within Exodus. and so why this is so cool is that we'll show the world that this works well. If you look at like the old ICO crowdfunding days, like EOS raised four billion dollars on a website, right and so if we can do this in an app that already has you know presumably billions of dollars in it then, we should be able to be really successful and then other companies can come inside and do a crowdfunding option right inside of Exodus and then everybody can trade their stock. We're going to do an integration with T0 and merge, and this will allow us to effectively have a global IPO throughout the course of 2021.

Pomp:          So talk through a little bit more about this right, you have a business that was quite attractive through 2020. This year, you're on track to do about a hundred million dollars in revenue. I'm assuming that there will be profit off of that and you're choosing to basically go to user base and say hey you as users, you should invest rather than go to traditional venture capitalists and so walk through kind of a logic as to why go to the user base kind of what the philosophical belief that you have as to not go to a venture capitalist and kind of just turn to the community.

JP:                Yeah, so venture capital it's a fine way to raise money but in reality it's only reserved for the privileged few who are accredited investors or venture capitalists and so we wanted to create a future where anyone can participate, whether you're a credit investor or not a credit investor and beyond that. We see a world where a situation like what happened with RobinHood and Gamestop, we see a world where that can't happen if you have stock in an application and you're not happy with how that application is working. You can just take your stock and go to another platform much like how crypto works today. We want to bring that same world to the world of securities and exchanges. Now we understand it's going to be difficult because there are so much regulations surrounding here and we have to follow all the regulations but we believe by working with our partners, we can build a system where it's on smart contracts on the blockchain and we can give the same benefits for customers to have that control.

Pomp:          Got it. And so, when you start to think through kind of implications of this right, obviously, one it provides a lot more access to both accredited and non-accredited investors, but will every company go do this, is there some obstacle or barrier that makes it hard for them to do it, like how do you just think of other companies and whether they should pursue this?

JP:                Yeah, so in the 2012 Jobs Act, there are two provisions that make this really lucrative for custom companies so one of them is the regulation A+ offering. That's what we're doing, it's a little more of an involved process and it costs about a million dollars or so give or take to actually make this a reality. There's also the regulation CF process that allows smaller companies to get started even sooner and it's much cheaper. Now the regulation A process allows a company to raise up to 75 million dollars and the regulation CF process allows the company to raise up to five million dollars through pure crowdfunding so we see a world where a lot of companies are going to start doing this.

Pomp:          When you look at the regulation A+ allows 75 million dollars it's accredited and non-accredited investors but there's a couple of maybe kind of safeguards if will, put on these investors talk through for those are listening that may be interested, what exactly are the kind of requirements or safeguards for those two investor types?

JP:                So, as a person would expect for accredited investors, an accredited investor can invest as much as they want. Now the SEC for non-accredited investors has said that they have a maximum. Non-accredited investors are allowed only to invest a maximum of 10 of their net worth or 10 of their income and so that's one of the safeguards the SEC has put in place.

Pomp:          Amazing, and so we kind of continue to see this. Talk about the tokenization of the shares as well right because one piece of this is hey, I'm going to use existing regulations that are in place and I'm going to use it to my advantage. I'm going to go out and I'm going to raise capital but now you're taking about is, you're basically talking about on the backend, tokenizing the shares rather than having them done kind of the more traditional way. What is the advantage to you to do this and what's the advantage to the investor?

JP:                Yeah, so the advantage to the investor again for the future is control and having those stocks actually not to have to worry if the system goes down, can take the stocks and go anywhere else it doesn’t exist right at this moment but that's an advantage in the future. In the short term, one of the other big advantages is transparency so that the cap table becomes completely transparent at least in how it's distributed amongst people but one of the things that we're facing with tokenizing on the blockchain is that we were originally looking at Ethereum and we were settled with Ethereum and then we just found out a couple of weeks ago that it was going to cost up to 9 million Dollars to issue our stock on Ethereum and that's due to high gas prices and so we're currently shopping around for other blockchains to do this.

Pomp:          Yeah, and so when you think about kind of the tokenization component are there issues on the regulatory front or still obstacles and complexities you need to work through, or is it pretty straightforward in terms of how regulators think about this and kind of what they'll allow and they won't allow?

JP:                Yeah, there are definitely obstacles but we're working with a great partner over at Securitize and what they've done is they are a registered transfer agent within license with the SEC so that means that they have the ability to do this and they have a blend through a world of smart contracts and so there are challenges. It's not as easy as just I'm going to send my shares to somebody else that's not registered in the Securitized smart contract so there's definitely challenges and then it gets even more challenging when we have to integrate this technology with other third parties like T0, which is a trading system or Merge, which is a trading system for people outside the United States and so we have to integrate all three of these systems together while following the regulations and use the smart contracts.

Pomp:          Got it. And so, when you think about the 75 million dollars that's coming in, there's advantages to both you and to the investor in terms of the way you're doing it so both Reg A plus and then tokenization but you still get 75 million dollars right or equity capital. What are you going to do with the money?

JP:                Yeah, so the biggest thing that we're going to do is, we're going to reinvest in the product with like everything that we do and so we're going to make the product so that a person can buy cryptocurrency anywhere in the world because as our mission is to exit the traditional financial system and help the world do that, we have to make it easy for a person in any country in the world. As our mission is to exit the traditional financial system and help the world do that, we have to make it easy for a person in any country in the world to actually buy cryptocurrency whether that's with a bank account, whether that's with the credit card and a lot of people don't have bank accounts or credit cards and so we have to find ways to actually make it legal and accessible for them do to do this cash. And so, that's where a big use of the money is going to go to and then in addition to that, DeFi and making DeFi really simple to use and making NFT simple to use that's going to be a big component. And then of course marketing and then finally, there's going to be, I think you'll see some strategic acquisitions that we'll be interested in at some point.

Pomp:          Got it. And so as you think of moving forward, how big is the team today, what will that, how will that change as you continue to invest in the product?

JP:                So today, the team is 116 people. It was I think back in December, where we were at just about 70 people and so we've just grown so fast and we anticipate that this thing is going to continue throughout 2021 and all the objectives that we're going to do with the secondary trading systems and making DeFI easy and all these sorts of things we anticipate by the end of the year is very conceivably that we could be well over 250 people and so this thing feels like a rocket ship and we're just along for the ride and it's been a lot of fun.

Pomp:          I love it. What's the biggest obstacle that you're going to face, like what's the thing that keeps you awake at night as you continue to build the company even though you've had all the success?

JP:                The biggest thing right now is working with the regulators to make sure that we have a framework that allows people to use these systems and allows people to actually own equity in companies. That's the biggest obstacle right now and we've been working with the SEC on this and we're going to continue to work with the SEC on this and unfortunately, it seems that as time goes on, the regulators have held much more of an open mind about things and so that's been great to see but that's by far the biggest obstacle is making sure the regulators are comfortable with what we're doing and how this is all going to work is the biggest obstacle.

Pomp:          Yeah, no it makes sense and then talk to me about the team in general, is it, I know it's remote, but is it mostly U.S, is it international? How is the team broken down?

JP:                So, most of the team is actually international. We have 40 some people in the United States and the rest is completely international. But the cool thing is that we pay U.S salaries no matter where you live. It doesn't matter if you live in a country with the lowest cost of standard living, we still pay U.S salaries everywhere. In fact, we anchor our salaries to Denver Colorado market and so we anchor it no matter where you live because we don't want somebody to get paid more whether you live in San Francisco or New York or get paid less again if you live in a very cheap place you should be paid a fair wage wherever you live and another cool thing is we have 100 percent transparent salaries and 100 percent transparent cap table. So everybody in the company can see what everybody else is making and so what that does is that allows or that forces us as a company to be aggressive and ensuring that our people are happy and not you know, having to feel the need to get a job offer somewhere else and then get some counter offer from us because every single person's salary is transparent.

Pomp:          How do you keep track of that, is it just posted on like an excel sheet somewhere? Is there a dashboard? That's a really fascinating way to look at you know, eliminating internal politics.

JP:                It's just on an excel spreadsheet but one of our visions is to actually become the most transparent company in the world and so what that means to us is that you know when we have this regulation A public offering and we become effectively a public company, we don’t want there to be any difference between insider trading or not, we want everything to be public so the moment an event happens, it goes up on a website. All everything that we're doing it goes up on our website so that we can be transparent about everything and we've always found that transparency is a part of our ethos. Transparency really brings in trust and I think that's important to building a company.

Pomp:          I think it's very important so I tend to agree with you. Before we get into the rapid fire questions, when people ask you what is Exodus, just give us kind of the one or two sentence pitch and then tell us where people can go to download the product.

JP:                No, Exodus is the easiest to use cryptocurrency wallet that allows you to send, receive and exchange cryptocurrency. You go to exodus.com to view more or exodus_io at Twitter.

Pomp:          That is a pretty concise elevator pitch. Something tells me that's not the first time you've ever done that. I've got three questions for you and you get to ask me one too, to finish up. The first question is what is the most important book that you've ever read?

JP:                Most important book that I've ever read is How to Win Friends and Influence People. That book was definitely transformative in how I approach relations in both the professional realm and the personal realm. There are some outdated lines in that book about, you know addressing people like Mr. or Mrs. or whatever but overall, there's still some really great content in that book.

Pomp:          Absolutely. Next question is a little bit more personal, sleep schedule. I used to sleep five or six hours but now I sleep like eight or nine and a huge part of it comes from our friends over at eight sleep and so their question is what is your sleep schedule? They've got this thermoregulated bed which just means you can make it really hot, you can make it really cold. I sleep on literally an ice cube and sleep like a baby and my Apple watch tells me you know, good job every morning after I started using this thing. I feel like I'm cheating the system, but what is your sleep schedule and how's that changed over the years?

JP:                I used to be one of those guys that I'd stay up until five, six, seven a.m. in the morning. In fact, my wife would come to my office and my hair was all messed up. I was wearing sweatpants and a big furry sweater and she was like oh my god, I cant believe I'm married to this guy, but over the years and especially around the Covid time, I got to fix my sleep and so I have started religiously going to bed between 10 p.m. and 10:30 p.m. and then I get up religiously between 4:30 a.m. and 5 a.m. every single day.

Pomp           They say that is one of the biggest things even though you're not sleeping eight hours, we'll work on that part of it. The whole idea of going to sleep at the same time every night is a major factor of making sure you get great sleep.

JP:                And it helps with clear thinking. You know as is running a company, you really got to be thinking clearly and so having a good sleep helps with that, absolutely.
Pomp:          Yeah, makes sense. Last question that you to ask me one to wrap us up is aliens, are you a believer or a non-believer?

JP:                Oh, absolutely. When I was a kid, I got so wrapped up into you remember that show Unsolved Mysteries with Robert Stack? Do you remember that show? Oh my gosh, I would watch all the stuff about the UFO's and I was really, I actually was scared of UFO's as a kid but these days I'm no longer scared of UFO's but yeah I think it's pretty improbably to think that in the entire universe that alien life foes not exist.

Pomp:          Yeah, I'm there with you. I think it's very unlikely but who knows just the big question is whether we'll ever come in contact with them or not. What's the one question you have for me to wrap us up?

JP:                So back in the summer, I think I remember on one of the podcasts you said that you owned, I think Bitcoin only so since then what are your top four assets that you hold now?

Pomp:          Bitcoin, Bitcoin, Bitcoin and Bitcoin

JP:                Oh come on, you don’t hold anything else still only Bitcoin?

Pomp:          Only Bitcoin, that's it.

JP:                Wow, ok, alright

Pomp:          Look, and part of it is like, I'm not a trader right, I am not looking for the greatest financial return right, you know so it's kind of like you got to ask somebody like why right and to me it's just it's the simplest thing right and it's still going to be pretty attractive in terms of how it plays out. Now, in terms of investing right and usually from my professional standpoint, I've been missing all kinds of stuff right and so you know I'm really fascinated with decentralized open protocols. Really interested in a lot of the governance things. There's a whole new kind of body of work around merge mining on Bitcoin and spending a lot of time paying attention to that right, and so like there's all this kind of innovation that's occurring and so technically I'm really curious and I'm really kind of intrigued by it and so spending a lot of time you know understanding it, learning, meeting all the people who are kind of driving this, but really personally, the only thing that I own is Bitcoin. It’s the simplest, easiest thing I actually suggest that for most people. The other thing that's kind of tangentially related is I have a lot of digital art right and I'm probably you know, quickly becoming one of the larger holders of digital art in the world and the thought process there is just like I enjoy it, right. It's more of a game to me that's less of like an investment, it's more of a game and so it's just at this point in my life, it's just I want to do the things that make me happy right. If I'm happy then like whatever.

JP:                Do you anticipate buying any other crypto assets other than Bitcoin or digital art?

Pomp:          I never want to say never right, just because it's like you know you'd be pretty stupid to say no forever and you know there's things that I'm, really intrigued by it's like I'll give you a perfect example. Unit Swap today is based on current numbers a little bit smaller than coinbase right. Coinbase last year did 1.3 billion in revenue, Unit Swap is somewhere between like 800 million and a billion. So even if you discount a little bit, let's say Unit Swap would be like 50 percent of coinbase well, there's probably a pretty strong argument that the decentralized product is going to be bigger than the centralized product. Now is the decentralized product going to be Unit Swap or going to be something else, who knows you know? We'll see kind of a lot of stuff but I do think that this stud is really fascinating. The part that I keep going back to is, it seems like there's a lot of innovation and really experimentation happening around how do you do governance, how do you do on-chain cash flow, do you need a token, do you not need a token? All these different components to it and so you know the beauty of this industry is just all figuring out like no one has the answer yet everyone's got an opinion and so, when I worked at Facebook, we have the same code wins arguments.

JP:                Yeah

Pomp:          That's what we're watching play out here in real life. It's like code is going to win the argument

JP:                I love it, yes I love it.

Pomp:          So, I think that's kind of how I look at it, you know, I'm open to other things, I’m just learning right now and then once I've got a kind of deep conviction like I do with Bitcoin, then we'll go from there.

JP:                Yeah, I think a student mentality makes a lot of sense.

Pomp:          I'm not the smartest guy but I like to think that I am intellectually curious to learn from everybody so we'll see how that plays out.

JP:               Awesome.

Pomp:          JP, Before I let you go, where can people go if they want to participate in the Reg A offering that you're doing?

JP:                Exodus.com/invest but if you just go to Exodus.com, you'll figure out the rest from there, but Exodus.com

Pomp:          Awesome man, well listen, thank you so much for doing this. I really enjoyed it and I think people will learn a lot and I highly suggest people go check out exodus.com or search in the app stores for exodus. It's a beautiful cryptocurrency wallet and I think the JPEG team did a great job and then when you add in the Bitcoin ethos of paying everyone in Bitcoin, being decentralized all that stuff, it's just kind of icing on the cake so thanks so much man, we'll do it again in the future.

JP:               Absolutely, thanks Pomp.